Prospectus Supplement Filed pursuant to Rule 424(b)(3)
Registration No. 333-137242

PROSPECTUS SUPPLEMENT NO. 3

DATED FEBRUARY 28, 2007

(To Prospectus Declared Effective on December 6, 2006)

INTERSEARCH GROUP, INC.

4,285,095 Shares

Common Stock

This Prospectus Supplement No. 3 supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated December 6, 2006 (the “Original Prospectus”), as supplemented by that certain Prospectus Supplement No. 1, dated January 11, 2007 (“Supplement No. 1”) and that certain Prospectus Supplement No. 2, dated January 23, 2007 (“Supplement No. 2”). This Prospectus Supplement No. 3 is not complete without, and may not be delivered or used except in connection with, the Original Prospectus, Supplement No. 1 and Supplement No. 2. The shares that are the subject of the Original Prospectus, as supplemented, have been registered to permit their resale to the public by the selling shareholders named therein. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering, other than the exercise price, if any, to be received upon exercise of the warrants referred to in the prospectus.

This Prospectus Supplement No. 3 includes the following document, as filed by us with the Securities and Exchange Commission:

•	The attached Current Report on Form 8-K of InterSearch Group, Inc.

Our common stock is traded on the American Stock Exchange, under the symbol “IGO”.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement No. 3 (or the Original Prospectus, Supplement No. 1 or Supplement No. 2) is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is February 28, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 28, 2007

InterSearch Group, Inc.

(Exact name of Registrant as Specified in Charter)

Florida	000-51776	59-3234205
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

222 Kearny Street, Suite 550

San Francisco, CA 94108

(Address of Principal Executive Offices) (Zip Code)

(415) 962-9700

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 of the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.	Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 22, 2007, InterSearch Group, Inc. (the “Company”), entered into Employment Agreements with Daniel M. O’Donnell, the Company’s President and Chief Executive Officer and Gary W. Bogatay Jr., the Company’s Chief Financial Officer (the “Executive Employment Agreements”). In each case, the Executive Employment Agreements supersede prior employment agreements between the Company and each of Mr. O’Donnell and Mr. Bogatay.

The material compensatory terms of Mr. O’Donnell’s Executive Employment Agreement include the following: (i) an annual base salary of $275,000, retroactive to January 1, 2007, which may be increased, but not decreased at the discretion of the Company’s Board of Directors (the “Board”), based upon Mr. O’Donnell’s performance and any other factors the Board deems relevant; (ii) eligibility to participate in and receive payments from bonus and other incentive compensation plans as may be adopted by the Company; and (iii) eligibility to receive other employee benefits available generally to employees of the Company, including, reimbursement for reasonable business expenses, vacation time and the right to participate in certain insurance and other employee benefit plans. Mr. O’Donnell acknowledged his obligations under the terms and conditions of the Company’s Employee Proprietary Information and Invention Assignment Agreement (“Proprietary Information Agreement”), including, without limitation, obligations with respect to confidential and proprietary information, assignment of inventions, treatment of Company property and non-solicitation. Pursuant to the terms of his Executive Employment Agreement, Mr. O’Donnell is also entitled to certain benefits upon his termination from the Company, including: (i) in the event of a termination without cause, by death or by disability (at the discretion of the Company): (A) payment of an amount equal to the total cash compensation, including annual base salary and all cash bonuses paid to Mr. O’Donnell for services performed during the last completed fiscal year preceding his termination; (B) continuation of benefits for approximately twelve calendar months following termination, for which Mr. O’Donnell is eligible and receiving on the date of his termination; and (C) accelerated vesting of all unvested stock options and any other equity awards, or (ii) in the event of termination for cause, the cash equivalent of two weeks annual base salary. Mr. O’Donnell is also subject to a market stand-off provision, applicable in connection with an underwritten initial public offering by the Company.

The material compensatory terms of Mr. Bogatay’s Executive Employment Agreement include the following: (i) an annual base salary of $200,000, retroactive to January 1, 2007, which may be increased, but not decreased, at the discretion of the Company’s Board, based upon Mr. Bogatay’s performance and any other factors the Board deems relevant; (ii) eligibility to participate in and receive payments from bonus and other incentive compensation plans as may be adopted by the Company; (iii) an option to purchase 250,000 shares of common stock of the Company issued in accordance with the terms of the Company’s 2005 Equity Incentive Plan, which option is subject to the Company’s standard four-year vesting schedule; and (iv) eligibility to receive other employee benefits available generally to employees of the Company, including, reimbursement for reasonable business expenses, vacation time and the right to participate in certain insurance and other employee benefit plans. Mr. Bogatay acknowledged his obligations under the terms and conditions of the Company’s Proprietary Information Agreement, including, without limitation, obligations with respect to confidential and proprietary information, assignment of inventions, treatment of Company property and non-solicitation. Pursuant to the terms of his Executive Employment Agreement, Mr. Bogatay is also entitled to certain benefits upon his termination from the Company, including: (i) in the event of a termination without cause, by death or by disability (at the discretion of the Company): (A) payment of an amount equal to the total cash compensation, including annual base salary and all cash bonuses paid to Mr. Bogatay for services performed during the last completed fiscal year preceding his termination; (B) continuation of benefits, for approximately twelve calendar months following termination, for which Mr. Bogatay is eligible and receiving on the date of his termination; and (C) accelerated vesting of all unvested stock options and any other equity awards, or (ii) in the event of termination for cause, the cash equivalent of two weeks annual base salary. Mr. Bogatay is also subject to a market stand-off provision, applicable in connection with an underwritten initial public offering by the Company.

The descriptions of the above-referenced Executive Employment Agreements are qualified in their entirety by reference to the complete text of the documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 28, 2007	INTERSEARCH GROUP, INC.

	By:	/s/ Gary W. Bogatay, Jr.
	Name:	Gary W. Bogatay, Jr.
	Title:	Chief Financial Officer